[Kurzweil Applied Intelligence, Inc. Letterhead]










March 24, 1997

Thomas E. Brew, Jr.
72 Ferncroft Road
Waban, Massachusetts 02168

Dear Tom:

This letter will serve to confirm and clarify the terms of your employment agreement dated as of November 1, 1994 and your stock option agreements dated October 19, 1994 and May 13, 1996 with respect to a Change in Control (as that term is defined in the 1995 Non-Employee Stock Option Plan of the Company) occurring while you are an employee of the Company ("the Change in Control.")

The Company will pay you on the effective date of the Change in Control a lump sum equal to one year of your salary as in effect on the effective date of the Change in Control and will provide to you the continuation of benefits as described in the employment agreement for a period of one year after the effective date of the Change in Control.

You will provide to the Company your services as an employee during the 90-day period immediately following the Change in Control at the rate of $1,528 for each business day or any portion of a business day that you render services to new management of the Company (to the extent that they so request) during the 90-day period.

For a period of one year after the effective date of the Change in Control, you will provide new management with informal telephone consulting services. These services will relate to the operations and management of the Company, but shall not be so time-consuming as to prevent or interfere with your seeking or engaging in full-time employment or full-time consulting for a third party.

In the event of the Change in Control, the vesting of your options that are then outstanding will be accelerated so that all shares covered by those options will be or will become exercisable in full immediately prior to the effective date of the Change in Control.

If the foregoing accurately confirms and clarifies the terms of your employment and option agreements, please so indicate by signing and returning a copy of this letter.



Very truly yours,                                        ACCEPTED AND AGREED:

/s/ David R. A. Steadman

David R. A. Steadman                                    /s/ Thomas E. Brew, Jr.
Chairman, Compensation Committee                     --------------------------
                                                            Thomas E. Brew, Jr.